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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Dune Energy, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
265338202
(CUSIP Number)
125 E. John Carpenter Fwy., Ste. 600
Irving, Texas 75062
Telephone: (972) 432-1440
Attention: Christopher Ray
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS: Goldking Energy Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3356937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,055,866

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,055,866

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,055,866

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS: GEH GP, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		10,055,866(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,055,866(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,055,866(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO – limited liability company

(1)	GEH GP, L.L.C. (“GEH”) is the sole general partner of Goldking Energy Holdings, L.P., and thus may be deemed to beneficially own all the reported securities.

CUSIP No.	265338202

1	NAMES OF REPORTING PERSONS: Natural Gas Partners VII, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,055,866(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

10,055,866(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,055,866(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Natural Gas Partners VII, L.P. (“NGP VII”) owns a 67.6% interest in GEH GP, L.L.C. (“GEH”), the sole general partner of Goldking Energy Holdings, L.P., and appoints two managers on the board of GEH, and thus may be deemed to beneficially own all the reported securities.

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock"), of Dune Energy, Inc., a Delaware corporation (the “Issuer"). The principal executive offices of the Issuer are located at 3050 Post Oak Blvd., Suite 695, Houston, Texas 77056. The total number of shares of Common Stock reported as beneficially owned in this Schedule 13D is 10,055,866, which constitutes approximately 16.5% of the total number of shares of Common Stock outstanding. The beneficial ownership reported in this Schedule 13D assumes that as of May 15, 2007, there were 60,810,813 shares of Common Stock outstanding.
Item 2. Identity and Background.
(a) This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act"):
(i) Goldking Energy Holdings, L.P., a Delaware limited partnership (“Goldking");
(ii) GEH GP, L.L.C., a Delaware limited liability company and the general partner of Goldking (“GEH”);
(iii) Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”).
     Goldking, GEH and NGP VII are collectively referred to as the “Reporting Persons” and individually, a “Reporting Person.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is attached as Exhibit 99.3, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.
     Certain information required by this Item 2 concerning the controlling persons and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
     (b) The address of the principal business office of each of the Reporting Persons is as follows:

Goldking Energy Holdings, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

GEH GP, L.L.C.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062
(c)
(i) Goldking is a holding company that does not engage in any business activities and whose primary asset is the shares of Common Stock reported herein.
(ii) GEH’s sole business activity is serving as the general partner of Goldking.
(iii) NGP VII is a fund managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Goldking.
(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective controlling persons or managers listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On May 15, 2007, Goldking acquired 10,055,866 shares of Common Stock of the Issuer pursuant to the Stock Purchase and Sale Agreement (the “Stock Purchase Agreement"), dated as of April 13, 2007 and attached hereto as Exhibit 99.1, by and among Goldking, Goldking Energy Corporation and the Issuer. Pusuant to the Stock Purchase Agreement, the Issuer acquired from Goldking all of the issued and outstanding shares of Goldking Energy Corporation, a Delaware corporation, for consideration of $320,500,000 (the “Purchase Price"), payable as follows: (a) $302,500,000 in cash (the “Cash Portion"), subject to adjustment as discussed in the Stock Purchase Agreement, and (b) 10,055,866 shares of the Issuer’s common stock, par value $0.001 per share (the “Consideration Shares"), representing shares having a value of $18,000,000 based on the closing price for the Issuer’s common stock on the American Stock Exchange on April 13, 2007.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Common Stock reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.
Except as set forth in this Item 4, none of the Reporting Persons has present plans, proposals or intention that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change to the Issuer ‘s business or corporate structure; (g) changes in the Issuer ‘s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock or any other class of securities of the Issuer to be delisted from the American Stock Exchange; (i) the Common Stock or any other class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
(a)-(b)
(i) Goldking is the sole record owner of, and has the sole power to vote and dispose of 10,055,000 shares of Common Stock (16.5%).
(ii) GEH does not directly own any Common Stock. By virtue of being the general partner of Goldking, GEH may be deemed to possess sole voting and dispositive powers with respect to all of the reported securities.
(iii) NGP VII does not directly own any Common Stock. NGP VII owns 67.6% of the membership interest in GEH which serves as the sole general partner of Goldking and appoints two managers on the board of GEH, and thus may be deemed to possess shared voting and dispositive powers with respect to all of the reported securities.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Goldking, within 90 days of May 15, 2007, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws the Common Stock held by Goldking. Additionally, Goldking has the right to include the Common Stock in any registration initiated by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts, commissions and transfer taxes.
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such person and any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1      Stock Purchase and Sale Agreement, dated as of April 13, 2007, by and between Goldking and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer as Exhibit 99.1 with the SEC on April 18, 2007).
Exhibit 99.2      Registration Rights Agreement, dated as of April 13, 2007, by and between the Issuer and Goldking (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 18, 2007).
Exhibit 99.3      Joint Filing Agreement, dated May 25, 2007.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007	GOLDKING ENERGY HOLDINGS, L.P. By GEH GP, L.L.C.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

Dated: May 25, 2007	GEH GP, L.L.C.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

Dated: May 25, 2007	NATURAL GAS PARTNERS VII, L.P.
	By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index
Exhibit 99.1      Stock Purchase and Sale Agreement, dated as of April 13, 2007, by and between Goldking and the Issuer (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 18, 2007).
Exhibit 99.2      Registration Rights Agreement, dated as of April 13, 2007, by and between Goldking and the Issuer (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 18, 2007).
Exhibit 99.3      Joint Filing Agreement, dated May 25, 2007.

Schedule A
The following individuals are members of the board of managers of GEH GP, L.L.C.: Kenneth A. Hersh, John A. Weinzierl and Leonard C. Tallerine, Jr. Such individuals expressly disclaim any such beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States. The business address of Kenneth A. Hersh and John A. Weinzierl is 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75062. The business address of Leonard C. Tallerine, Jr. is 910 Louisiana Street, Suite 5030, Houston, Texas 77002.
The following individuals are the Authorized Members of the general partner of Natural Gas Partners VII, L.P.: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.